Filed Pursuant to Rule 433
Registration Statements Nos. 333-222495 and 333-235463

January 22, 2020

Issuer Free Writing Prospectus

Republic of Chile
US$900,000,000 Reopening of 3.500% Notes due 2050
Final Terms and Conditions
as of January 22, 2020

Issuer:	Republic of Chile.

Title:	3.500% Notes due 2050.

Expected Ratings[1]:	A1 /A+ / A (Moody’s / S&P / Fitch).

Currency:	U.S. Dollars (US$).

Principal Amount:

US$900,000,000.

The total aggregate principal amount of the Issuer’s 3.500% Notes due 2050 outstanding following this issuance will be US$2,318,357,000 (to constitute a further issuance of, be consolidated, form a single series and be fully fungible with the Republic of Chile’s outstanding 3.500% Notes due 2050 issued on June 25, 2019 in the original aggregate principal amount of US$1,418,357,000).

Maturity Date:	January 25, 2050.

Trade Date:	January 22, 2020.

Settlement Date (T+3):	January 27, 2020.

Benchmark Treasury:	UST 2.250% due August 15, 2049.

Benchmark Treasury Price/Yield:	100-17 / 2.225%.

Spread to Benchmark Treasury:	+105 basis points.

Yield to Maturity:	3.275%.

Public Offering Price:

104.277% plus accrued interest (i) of US$175,000 from (and including) January 25, 2020 to (but excluding) January 27, 2020, the expected Settlement Date and (ii) from January 27, 2020, if settlement occurs after that date.

Interest:	3.500% per annum payable semi-annually (except for first interest payment) in arrears.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually (except for first interest payment) in arrears.

Interest Payment Dates:	Interest payment dates shall be on January 25 and July 25 of each year, commencing on July 25, 2020.

Optional Redemption:

At any time on or after July 25, 2049 (six months prior to the maturity date of the Notes), the Republic of Chile will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the Notes prior to their maturity, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and additional amounts, if any, on the principal amount of the Notes to, but excluding, the date of redemption.

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof.

Day Count:	30/360.

Format:	SEC Registered; Global.

CUSIP/ISIN:	168863 DL9 / US168863DL94.

Euro Offering:

On January 21, 2020, the Republic of Chile also offered €1,269,017,000 principal amount of its 1.250% Notes due 2040 and €693,685,000 principal amount of its 0.830% Notes due 2031 (together, the “euro denominated notes”) in an offering registered with the SEC. Application will be made to the London Stock Exchange for both series of euro denominated notes to be admitted to the London Stock Exchange’s ISM and for the euro denominated notes due 2031 to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Governing Law:	State of New York.

Listing:

Application will be made to the London Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange’s ISM and to the Luxembourg Stock Exchange for the Notes to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners:	Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC.

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited.  Each of the security ratings above should be evaluated independently of any other security rating.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

•                  https://www.sec.gov/Archives/edgar/data/19957/000119312519140526/0001193125-19-140526-index.htm

•                  https://www.sec.gov/Archives/edgar/data/19957/000119312519174267/0001193125-19-174267-index.htm

•                  https://www.sec.gov/Archives/edgar/data/19957/000110465919072138/a19-25085_1sb.htm

•                  https://www.sec.gov/Archives/edgar/data/19957/000110465920004446/0001104659-20-004446-index.htm

•                  https://www.sec.gov/Archives/edgar/data/19957/000110465920004463/0001104659-20-004463-index.htm

•                  https://www.sec.gov/Archives/edgar/data/19957/000110465920005149/0001104659-20-005149-index.htm

•                  https://www.sec.gov/Archives/edgar/data/19957/000110465920005725/a19-25085_8424b3.htm

Delivery of the notes is expected on or about January 27, 2020, which will be the third business day following the date of pricing of the notes.  Under Rule 15c6—1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes prior to the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Credit Agricole collect at +1 (212) 261-7000 or toll-free (U.S. only) at +1 (866) 807-6030, HSBC toll-free at +1 (866) 811-8049 and J.P. Morgan collect at +1 (212) 834-7279.

This term sheet has been prepared on the basis that any offer of notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this term sheet may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Notes shall Chile or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither Chile nor the underwriters have authorized, nor do they authorize, the making of any offer notes to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither Chile nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of notes contemplated in the prospectus supplement. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.

This information is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This information is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons.  Any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.